

NewAlliance Bancshares

Capital ideas. Human values.

Investor & Analyst Presentation

February 2005



NewAlliance Bancshares

Investor Relations (203) 789-2733
barsenault@newalliancebank.com

The Year in Review

- Largest Bank IPO in U.S. History

- Concurrently Made Two Acquisitions – More Than Doubling Size to $6 billion

- Fully Integrated Three Institutions

- Achieved Planned Cost Saves

- Launched $40 million Foundation, now valued at approximately $60 million

- Have Extensive Research Coverage for a New Company; 9 analysts

- Increased Quarterly Dividend to 5 cents after 4th Quarter

NAL
LISTED
NYSE

NewAlliance Bancshares

4th Quarter Financials

- GAAP Earnings of $11.6 million -- EPS of 11 cents

- Operating Earnings $12.4 million -- Operating EPS 12 cents

- Net Interest Margin 3.15%; Rose 22 bps from 2nd Quarter

- GAAP ROA to 0.74% from 0.51% Previous Quarter

- Strong Asset Quality
  - NPLs/Loans 0.33%, NPAs/Assets 0.16%

- Efficiency Ratio 66% exclusive of M&A activity, securities gains

2004 Financials

● GAAP Income $4.1 million

● Operating Income $41.5 million*

● Operating EPS Run Rate 46 cents*

* Excludes Foundation contribution and M&A expenses

NAL
LISTED
NYSE

NewAlliance Bancshares

Quick Facts

- $6.3 Billion in Assets
  - $3.1 billion in Loans
  - $3.7 billion in Deposits
  - 20% Non-Interest Income to Operating Revenue
  - 16.3% Tangible Capital

- Strong Franchise along Connecticut's I91 & I95 corridors
  - 64 Branches
  - Statewide Commercial Lending

- Fifth Largest Deposit Share in CT at 6/30/04

- The Leading Community Bank in USA's highest income state

- Trades on NYSE - NAL

NAL
LISTED
NYSE

NewAlliance Bancshares

Expanded Market Area


MASSACHUSETTS
CONNECTICUT
RHODE ISLAND
NEW YORK
HARTFORD
TOLLAND
WINDHAM
LITCHFIELD
MIDDLESEX
NEW LONDON
FAIRFIELD
WORCESTER
Springfield
Holyoke
Westfield
Enfield
Vernon
Simsbury
Torrington
Farmington
Bristol
New Britain
Southington
Waterbury
Meriden
Wallingford
Naugatuck
Danbury
Shelton
Milford
Bridgeport
Fairfield
Trumbull
Westport
Norwalk
Norwich
New London
Providence
Johnston
Cranston
Warwick
Woonsocket
Poughkeepsie
Long Island Sound
Atlantic Ocean
©2001 Microsoft Corp. All rights reserved.

64 Branches

NAL LISTED NYSE

NewAlliance Bancshares

7

Experienced Management Team

Nearly Two Centuries of Collective Experience in the Financial Services Industry

Name	Title	Years in Industry	Prior Experience
Peyton R. Patterson	Chairman, President & Chief Executive Officer	23	New Haven Savings Bank (CT) Dime Bancorp (NY) Chemical Bank/Chase Manhattan (NY) CoreStates Financial Corp. (PA)
Merrill B. Blanksteen	Executive Vice President, Chief Financial Officer & Treasurer	28	New Haven Savings Bank (CT) American Savings Bank (FL) AmeriFirst Bank (FL)
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	25	New Haven Savings Bank (CT) Dime Bancorp (NY)
Donald T. Chaffee	Executive Vice President & Chief Credit Officer	33	New Haven Savings Bank (CT) Dime Bancorp (NY) Chase Manhattan Bank (NY)
David H. Purcell	Executive Vice President, Personal Banking	20	New Haven Savings Bank (CT) Dime Bancorp (NY) CoreStates Financial Corp. (PA) New Jersey National Bank (NJ)
Diane L. Wishnafski	Executive Vice President, Business Banking	30	New Haven Savings Bank (CT) Dime Savings Bank of Wallingford (CT) First Bank (CT) Connecticut Bank & Trust Co. (CT)
J. Edward Diamond	Executive Vice President, Asset Management	32	New Haven Savings Bank (CT) Dime Bancorp (NY) First Gibraltar Bank (TX)
Brian S. Arsenault	Executive Vice President, Corporate Communications and Investor Relations	15	Banknorth Group (ME)

 NewAlliance Bancshares

NAL
LISTED
NYSE.

Connecticut Market Share

NAL is the 2nd largest fully-public depository based in Connecticut.

Top 10 Rank	Institution	Market Share (%)
1	Bank of America Corporation (NC)	23.33
2	Webster Financial Corp. (CT)	12.35
3	People's Mutual Holding Co. (CT)	12.13
4	Wachovia Corp. (NC)	7.80
5	**NewAlliance Bancshares, Inc. (CT)**	**5.59**
6	Royal Bank of Scotland Group	4.00
7	J.P. Morgan Chase & Co. (NY)	3.56
8	Banknorth Group Inc. (ME)	3.33
9	Liberty Bank (CT)	2.43
10	Hudson United Bancorp (NJ)	2.19
	Top Ten Total	**76.71 %**

Source: FDIC on June 30, 2004.

NAL
LISTED
NYSE.

NewAlliance Bancshares

Critical Mass in Each Market

New Haven County Market Share

Top 10 Rank	Institution	Market Share (%)
1	Webster Financial Corp. (CT)	20.89
2	Wachovia Corp. (NC)	14.59
3	Bank of America Corporation (NC)	13.23
4	**NewAlliance Bancshares, Inc.**	**12.52**
5	People's Mutual Holding Co. (CT)	9.24
6	Royal Bank of Scotland Group	5.95
7	Hudson United Bancorp (NJ)	4.57
8	Banknorth Group Inc. (ME)	3.22
9	Naugatuck Savings Bank (CT)	2.79
10	North Fork Bancorp. (NY)	2.34
	Top Ten Totals	**89.34**

Hartford County Market Share

Top 10 Rank	Institution	Market Share (%)
1	Bank of America Corporation (NC)	41.79
2	Webster Financial Corp. (CT)	18.92
3	Banknorth Group Inc. (ME)	7.82
4	**NewAlliance Bancshares, Inc.**	**6.26**
5	Sovereign Bancorp Inc. (PA)	6.05
6	People's Mutual Holding Co. (CT)	5.77
7	Farmington Savings Bank (CT)	2.92
8	Charter Oak Cmnty Bank Corp. (CT)	1.28
9	Wachovia Corp. (NC)	1.16
10	Windsor Federal MHC (CT)	0.09
	Top Ten Totals	**92.06**

Tolland County Market Share

Top 10 Rank	Institution	Market Share (%)
1	**NewAlliance Bancshares, Inc.**	**34.68**
2	Charter Oak Cmnty Bank Corp. (CT)	19.69
3	Bank of America Corporation (NC)	12.12
4	People's Mutual Holding Co. (CT)	10.98
5	Stafford Savings Bank (CT)	8.05
6	SI Bancorp Inc. (CT)	4.24
7	Webster Financial Corp. (CT)	3.46
8	Liberty Bank (CT)	3.58
9	Banknorth Group Inc. (ME)	2.41
10	Sovereign Bancorp Inc. (PA)	0.42
	Top Ten Totals	**99.63**



NAL
LISTED
NYSE

NewAlliance Bancshares

Source: SNL Financial as reported by the FDIC on June 30, 2004.

Key 2005 Priorities

The Year 2004 was Focused on Integration and Stabilization; in 2005 the Focus is to:

- Deliver Strong Deposit and Loan Growth

- Accelerate Revenue Momentum

- Increase Operating Efficiency

- Preserve Sound Risk Management

NewAlliance Bancshares

NAL
LISTED
NYSE

The Right Business Plan to Maintain Momentum

- Differentiated by our highly effective community bank model

  - Emphasis on "Best Practice" products and services offered by commercial banks

  - Delivered with a high level of Customer Service;

    - Strong relationship orientation:

    - Local decision making; and

    - Strong sales culture and reward system.

- Earnings growth will focus on:

  - Increasing Loan growth

  - Promoting the growth of checking and other core deposits;

  - Increasing our fee income;

  - Achieving scale efficiencies.

Accelerate Revenue Momentum

- Increase Deposits by 5 – 8%
  - New Products, Checking Emphasis
  - Strong Marketing Focus
  - Sales Training and Incentives

- Increase Non-residential Lending by 10 – 15%
  - New Products
  - New Channels

- Increase Fee Income 15 – 20%
  - Increase Wealth Management Penetration
  - Increase Level of Fee Paying Customers

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NYSE

NewAlliance Bancshares

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Increase Operating Efficiency

- Leverage Scale Efficiencies

- Focus on Automation

- Streamline Operational Processes

NAL
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NYSE

NewAlliance Bancshares

2005 Financial Metrics

- Comfortable with 53 cent 2005 Consensus Estimate Up 15% from 2004 Run Rate of 46 cents*

  - Sustain Margin in 3.15% Range

  - Target 60% efficiency ratio by 2006, 58% by 2007

  - Move ROA to 1% by 2007 organically

  - Maintain Pristine Asset Quality

* Exclusive of Merger and Foundation costs

NewAlliance Bancshares

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LISTED
NYSE.

Interest Rate Posture

- Average duration of NewAlliance Bancshares' investment portfolio is 2.0 years.

- Duration of loan portfolio 2.2 years

- 30-year fixed rate loans less than 11% of loan portfolio

- Duration of FHLB advances (weighted average) 3.6 years

- **NewAlliance Bancshares is well-positioned to benefit from a rising interest rate environment.**

  - **Upward 200bp shock increases margin by 2.77%**

  - **Downward 50bp shock decreases margin by 0.06%**

NewAlliance Bancshares

NAL
LISTED
NYSE

Capital Management

Evaluate Sound, Disciplined and Opportunistic ways to deploy capital:

- Acquisitions

- Stock Repurchases

- Dividends

NewAlliance Bancshares

NAL
LISTED
NYSE

Summary

- Poised for growth, organic and by acquisition

- Strong Market Presence in Strong Markets

- Strong Management Team

- Highly Capitalized

NewAlliance Bancshares

NAL
LISTED
NYSE

Research Coverage

- Ryan Beck

- Keefe Bruyette & Woods

- Friedman, Billings Ramsey

- Sandler O'Neill

- FIG Partners

- Moors & Cabot

- RBC Capital Markets

- C.L. King

- Sidoti & Company

NewAlliance Bancshares

NAL
LISTED
NYSE.

Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market interest rates, loan prepayment rates, general economic conditions, legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition, and demand for financial services, and loan, deposit and investment products in the Company's local markets; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing and services.

NewAlliance Bancshares

NAL
LISTED
NYSE



NewAlliance Bancshares

Capital ideas. Human values.